April 14, 2006

Ross C. Provence
480 North Magnolia Avenue, Suite 103
El Cajon, California 92020


Re:  	Encompass Funds
      SEC File Numbers:  811-21885; 333-132838

Dear Mr.  Provence:

	We have reviewed the registration statement on Form N-1A
filed
on behalf of Encompass Funds ("Fund") on March 30, 2006.   The
Fund
filed the registration statement to register common shares. Your letter dated March 30, 2006, stated that the disclosure in the registration statement is substantially the same as Mundoval Funds,
File Nos. 333-116723, 811-21596 and Sycuan Funds, File Nos. 333-107049, 811-21401. Because of the similarity to the previous filings, you requested selective review of the registration statement. Based on your representations, we limited our review of the filing, and have the following comments.

      PART A.  Prospectus

The Principal Investment Strategies and Policies of the Fund, page
4

1.	The prospectus states, "Under normal market conditions, the
Fund
invests primarily in domestic companies selected for high profit potential." Please further specify the types of investments
(e.g.,
primarily in common stocks of domestic companies.) Also, further clarify how the Fund will be invested including the extent the Fund intends to utilize the different investments listed in this section.
For example, are there any anticipated ranges for investments in foreign securities, ETFs, REITS, or a focus on certain market capitalizations?

2.	The Fund intends to invest in ETFs.  In addition, the
prospectus
states, "the Fund may hold all or a portion of its assets in money market instruments, securities of no-load mutual funds or repurchase agreements. If the Fund invests in shares of another mutual fund, the shareholders of the Fund generally will be subject to duplicative
management fees."   The Fund may invest in securities of other
investment companies (including exchange-traded funds) subject to statutory limitations prescribed by the Investment Company Act of 1940. In a letter to the staff, please explain how the fund intends to comply with such requirements.


Who May Consider Investing, page 9

3.	The prospectus states, "The Fund may be suitable for you if
....
[y]ou are seeking capital appreciation - at least three to five years." (Emphasis added.) Please further explain the bolded language.

The Investment Adviser, page 12

4.	Please further clarify the adviser`s prior experience such as whether such experience has focused on real estate or investments in publicly traded stocks.

Pricing of Fund Shares, page 13

5.	Please further discuss the effects of fair value pricing.
For
example, fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

6.	The prospectus states, "The Fund may use pricing services to determine market value." Please clarify this sentence to indicate that the Fund uses the pricing service to assist in the determination of market value.

Telephone and Wire Transactions, page 17

7.	Page 18 states, "If the Transfer Agent is notified no later
than
3:00 p.m. Eastern time of the wire instructions, and the wired funds are received by the Transfer Agent no later than 4:00 p.m.
Eastern
time, then the shares purchased will be priced at the NAV determined on that business day." Please explain to the staff whether the Fund will reject a purchase offer if the transfer agent is notified after
3:00 p.m. If not, please explain to the staff how such an arrangement is consistent with Rule 22c-1 of the 1940 Act if such information is received prior to the time NAV is determined.

Regulatory Mailings, page 23

8. The prospectus states, "To reduce expenses, one copy of each report will be mailed to each taxpayer identification number even though the investor may have more than one account in the Fund." Please clarify the disclosure to indicate that such investors may request delivery of multiple prospectuses.

PART B.  Statement of Additional Information

Disclosure of Portfolio Holdings

9.	Item 11 requires that the Fund identify the persons who
receive
information about the Fund`s portfolio securities. Because it is not otherwise disclosed in the SAI, please disclose the name of the Accounting Agent.

10.	The SAI states, "The Fund also may disclose portfolio
holdings,
as needed, to auditors, legal counsel, proxy voting services (if applicable), pricing services, printers, parties to merger and reorganization agreements and their agents, and prospective or newly hired investment advisers or sub-advisers." Please note that such parties should be specifically identified if there are any ongoing arrangements to make available information about the Fund`s portfolio securities to any such person. Also, if not applicable to the Fund, please consider deleting the references to newly hired investment advisers or sub-advisers.

*     *     *     *     *     *     *     *

General

11.	In future filings please enclosed a cover letter providing
contact information. All letters and supplemental information should be filed on EDGAR.

12.	We note that portions of the filing are incomplete.  We may
have
additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

13.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14. 	Response to this letter should be in the form of a pre-
effective
amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

15.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, please furnish a letter acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact the undersigned at (202) 942-0550 should you have any questions regarding this letter.

                           				Sincerely,


                                   				Keith A.
O`Connell
                                   				Senior
Counsel






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